390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-12

POLYMET REPORTS MAILING OF INFORMATION CIRCULAR

Hoyt Lakes, Minnesota, June 17, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) reported today that it has mailed of its Notice of Meeting and Management Information Circular dated June 8, 2011 (the “Information Circular”) to its shareholders in respect of the Annual General and Special Meeting of shareholders (the “Meeting”) to be held at 10:00 a.m. PDT on July 13, 2011 at The Port of Vancouver Room, The Renaissance Vancouver Hotel, 1133 West Hastings Street, Vancouver, British Columbia.

The Company has mailed to US shareholders. Owing to the Canadian postal strike, the Company has couriered the Information Circular to Canadian and other non-US registered shareholders.

A copy of the Information Circular is available under the Company’s corporate profile on SEDAR at www.sedar.com and at www.polymetmining.com.

The Information Circular contains detailed information, which shareholders are encouraged to review carefully, regarding the matters to be considered at the Meeting.

As described in the Information Circular, if the postal strike affects the ability of shareholders to return materials relating to the Meeting, registered shareholders are encouraged to deliver the materials by facsimile to Computershare at (416) 263-9394. Beneficial shareholders should contact their broker or other intermediary.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.